Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

July 21, 2023

VIA EDGAR CORRESPONDENCE

Emily Rowland
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund IV (the “Trust”)
(File Nos. 333-174332; 811-22559)

Dear Ms. Rowland:

This letter responds to your comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund IV (the “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on June 29, 2023 (the “Registration Statement”). The Registration Statement relates to the First Trust Intermediate Duration Investment Grade Corporate ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff reminds the Registrant and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the Registration Statement. Please ensure that corresponding changes are made to all similar disclosure.

Please provide responses to all of the Staff’s comments on EDGAR at least five days before the effective date of the Registration Statement.

Response to Comment 1

The Registrant confirms that corresponding changes made in response to the Staff’s comments have been made to any similar disclosure throughout the Registration Statement and that it will provide the Staff with a response letter in the form of correspondence at least five days before effectiveness.

Comment 2 – General

Please supplementally provide a completed fee table and expense examples for the Fund.

Response to Comment 2

A completed fee table and expense examples have been attached hereto as Exhibit A.

Comment 3 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

The corporate debt securities in which the Fund may invest also include senior loans and covenant-lite loans.

Please consider revising this disclosure to state that such loans are expected to be covenant-lite loans.

Response to Comment 3

Pursuant to the Staff’s comment, the referenced disclosure has been revised as follows:

The corporate debt securities in which the Fund may invest also include senior loans and covenant-lite loans, substantially all of which are expected to be covenant-lite loans. (emphasis added)

Comment 4 – Principal Investment Strategies

Please disclose in the section entitled “Principal Investment Strategies” that the Fund will invest in U.S. and foreign debt securities. Please also disclose that a portion of the Fund’s investments will be denominated in a foreign currency.

Response to Comment 4

The Fund’s investments in foreign debt securities does not constitute a principal investment strategy. The disclosure has been revised accordingly.

Comment 5 – Principal Investment Strategies

The Staff notes the following disclosures set forth in the section entitled “Principal Investment Strategies”:

The fundamental credit analysis of the Fund’s investment advisor involves the evaluation of the macro-economy, industry trends, consistency of cash flows, valuation and management quality, among other considerations. The investment process favors companies that produce relatively stable cash flows through an economic cycle, companies that have valuations supportive of the debt balances and companies that have management teams with a sound track record. The key considerations of portfolio construction include yield curve management, relative value, portfolio diversification, issuer liquidity and continuous monitoring.

Please revise this paragraph in plain English to more clearly disclose the criteria that will be used for selecting investments, particularly with respect to “yield curve management” and “relative value.”

Response to Comment 5

Pursuant to the Staff’s comment, the referenced disclosures have been revised as follows:

The Fund’s investment advisor’s fundamental credit analysis ~~of the Fund’s investment advisor~~ involves the evaluation of the macro-economy, industry trends, consistency of company cash flows~~,~~ and valuation and management quality, among other considerations. The investment process favors companies that produce relatively stable cash flows through an economic cycle, companies that have valuations supportive of the debt balances and companies that have management teams with a sound track record. The Fund’s investment advisor’s key considerations of portfolio construction include yield curve management (i.e., monitoring macro factors that drive interest rates), relative value assessments (i.e., an internal process of evaluating investment opportunities on a relative basis), portfolio diversification, issuer liquidity and continuous monitoring. (emphasis added)

Comment 6 – Principal Investment Strategies

The Staff notes that the Fund disclosed a fulsome description regarding when the Fund decides to sell investments in the Item 9 section entitled “Additional Information on the Fund’s Investment Objectives and Strategies.” Please add a short discussion regarding the same to the Item 4 section entitled “Principal Investment Strategies.”

Response to Comment 6

Pursuant to the Staff’s comment, the following disclosures have been added to the section entitled “Principal Investment Strategies”:

Securities in the portfolio may be sold for several reasons, including, but not limited to, meeting cash needs of the Fund, deterioration in the fundamental credit quality of an issuer or a change in the relative attractiveness (relative value) of a security.

Comment 7 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

Under normal market conditions, the Fund seeks to construct a portfolio that has a weighted average duration of +/- 1.5 years of the Bloomberg Barclays U.S. Credit Corp 5-10 Year Index.

Please consider revising “weighted average duration” to “dollar weighted average duration” or otherwise define such term.

Response to Comment 7

Pursuant to the Staff’s comment, the referenced disclosure has been revised as follows:

Under normal market conditions, the Fund seeks to construct a portfolio that has a dollar weighted average duration of +/- 1.5 years of the Bloomberg ~~Barclays~~ U.S. Credit Corp 5-10 Year Index. (emphasis added)

Comment 8 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

Duration is a mathematical calculation of the average life of a debt security (or portfolio of debt securities) that serves as a measure of its price risk.

Please revise this disclosure to read in plain English.

Response to Comment 8

Pursuant to the Staff’s comment, the referenced disclosure has been revised as follows:

Duration measures the price sensitivity of a debt security (or portfolio of debt securities) to relative changes in interest rates.

Comment 9 – Principal Investment Strategies

Please summarize in the Item 4 section entitled “Principal Investment Strategies,” and disclose in greater detail in the Item 9 section entitled “Additional Information on the Fund’s Investment Strategies and Objectives,” that the Fund will engage in active and frequent trading of portfolio securities to achieve its principal investment strategies. With respect to the Item 9 disclosure, please add an explanation of the tax consequences of increased portfolio turnover and how trading costs can effect fund performance. Alternatively, if the Fund will not engage in active and frequent trading of portfolio securities, please remove such discussion from the Registration Statement, including any related risk disclosures.

Response to Comment 9

Pursuant to the Staff’s comment, the following disclosure has been added to the section entitled “Principal Investment Strategies”:

The Fund’s active trading strategy may lead to higher levels of portfolio turnover.

The Registrant respectfully declines to include the additional suggested disclosure in the section entitled “Principal Investment Strategies” as such concepts are already disclosed in “Portfolio Turnover Risk” in the section entitled “Principal Risks,” which is the more appropriate location for such disclosure.

Comment 10 – Principal Risks

The Staff notes that the principal risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return.

Response to Comment 10

The Registrant respectfully declines to revise the disclosure as requested by the Staff. Ultimately, the Registrant has reached the same conclusion as many other industry participants and declines to make the requested revisions as it believes the disclosure is compliant with the requirements of Form N-1A. The Registrant continues to evaluate its approach to the ordering of risk factors in light of recent Securities and Exchange Commission guidance.

Comment 11 – Principal Risks

The Staff notes “Interest Rate Risk” set forth in the section entitled “Principal Risks.” Please update this risk factor in light of the current interest rate environment.

Response to Comment 11

Pursuant to the Staff’s request, the referenced disclosure has been revised accordingly.

Comment 12 – Principal Risks

The Staff notes “Significant Exposure Risk” set forth in the section entitled “Principal Risks.” If the Fund intends to invest significantly in any jurisdiction, sector or industry, please disclose such jurisdictions, sectors or industries, along with corresponding risks.

Response to Comment 12

The Fund has included disclosure in the sections entitled “Principal Investment Strategies” and “Principal Risks” regarding its anticipated investments in debt securities issued by financial companies.

Comment 13 – Principal Risks

The Staff notes “Trading Issues Risk” set forth in the section entitled “Principal Risks.” Please disclose that where all or a portion of the Fund’s underlying securities trade in a market that is closed when the domestic market in which the Fund’s shares are listed and trading is open, there may be changes between the last quote from the closed foreign market and the value of such securities during the Fund’s domestic trading day. In addition, please note that this in turn could lead to differences between the market price of the Fund’s shares and the underlying value of such shares.

Response to Comment 13

Pursuant to the Staff’s comment, disclosure entitled “International Closed Market Trading Risk” has been added to the section entitled “Additional Risks of Investing in the Fund – Non-Principal Risks.”

Comment 14 – Performance

Please disclose the broad-based securities market index that the Fund intends to use.

Response to Comment 14

The Fund’s broad-based securities market index will be the Bloomberg U.S. Aggregate Bond Index.

Comment 15 – Additional Information on the Fund’s Investment Objectives and Strategies

Please carry forward the applicable changes from the Item 4 disclosures set forth in the section entitled “Principal Investment Strategies” to the Item 9 disclosures set forth in the section entitled “Additional Information on the Fund’s Investment Objectives and Strategies.”

Response to Comment 15

Pursuant to the Staff’s comment, the referenced disclosures have been revised accordingly.

Comment 16 – Additional Information on the Fund’s Investment Objectives and Strategies

The Staff notes the following disclosure set forth in the section entitled “Additional Information on the Fund’s Investment Objectives and Strategies”:

In addition, although the Fund intends to invest primarily in investment grade corporate debt securities, for temporary defensive purposes, the Fund may depart from its principal investment strategy and invest part or all of its assets in cash and cash equivalents.

Pursuant to Item 9 of Form N-1A, please disclose the effect of taking such temporary defensive positions (e.g., the Fund may not achieve its investment objectives).

Response to Comment 16

Pursuant to the Staff’s comment, the referenced disclosure has been revised as follows:

In addition, although the Fund intends to invest primarily in investment grade corporate debt securities, for temporary defensive purposes, the Fund may depart from its principal investment strategy and invest part or all of its assets in cash and cash equivalents. The Fund may not achieve its investment objectives as a result of taking actions for temporary defensive purposes. (emphasis added)

Comment 17 – Additional Information on the Fund’s Investment Objectives and Strategies

Please delete the following disclosure set forth in the section entitled “Additional Information on the Fund’s Investment Objectives and Strategies”:

The Fund’s investments will not be concentrated (i.e., invest more than 25% of Fund assets) in an industry or group of industries.

Response to Comment 17

Pursuant to the Staff’s comment, the referenced disclosure has been deleted in the prospectus but will remain a fundamental policy in the statement of additional information.

Comment 18 – Fund Investments

The Staff notes the following disclosures under “Mortgage-Related Investments” set forth in the subsection entitled “Non-Principal Investments” set forth in the section entitled “Fund Investments”:

The Fund may also invest in TBA Transactions. A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and the seller agree on general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to the settlement date.

The Fund notes TBA Transactions are discussed here as a non-principal investment and in the section entitled “Principal Risks” set forth in the summary prospectus. Please reconcile the discrepancy.

Response to Comment 18

The referenced disclosure has been removed from the summary prospectus and is now set forth in the section entitled “Additional Risks of Investing in the Fund – Non-Principal Risks.”

Comment 19 – Statement of Additional Information

Regarding the disclosure on derivative actions, the Staff reiterates in full the comments provided on the Declaration of Trust disclosure for the First Trust Multi-Manager International ETF.

Response to Comment 19

The Registrant and the Advisor have considered the Staff’s comment and respectfully decline to make the requested changes. The Registrant and the Advisor believe that the disclosure, as currently presented, is appropriate for investor comprehension.

Comment 20 – Statement of Additional Information

Regarding the disclosure on fiduciary duties, the Staff reiterates in full the comments provided on the Declaration of Trust disclosure for the FT Cboe Vest Rising Dividend Achievers Target Income ETF.

Response to Comment 20

The Registrant notes that the Declaration contains a provision that clarifies that the Trustees of the Trust are not subject to the law in Massachusetts or other states relating to the duties and liabilities of trustees of donative trusts (a trust that establishes a gift of an interest in property to a beneficiary) or probate trusts (a trust which allows a person to place an asset into trust and retain control and access) or similar common law trusts, but are subject only to the law in Massachusetts relating to the trustees of Massachusetts business trusts under Chapter 182 of the Massachusetts General Laws. This provision does not eliminate the fiduciary duties of the trust’s Trustees, but limits those duties to the duties of trustees of Massachusetts business trusts. In addition, as noted, the Trustees remain fully subject to their duties under the federal securities laws. Pursuant to the Staff’s request, the below disclosure has been added to each Fund’s SAI. The Registrant believes that adding this disclosure to the SAI and not the Prospectus, as requested by the Staff, is appropriate for investor comprehension.

The Declaration provides that a Trustee acting in his or her capacity as Trustee is liable to the Trust for his or her own bad faith, willful misfeasance, gross negligence, or reckless disregard of his or her duties involved in the conduct of the individual’s office, and for nothing else and shall not be liable for errors of judgment or mistakes of fact or law. The Declaration also provides that the Trustees of the Trust will be subject to the laws of the Commonwealth of Massachusetts relating to Massachusetts business trusts, but not to the laws of Massachusetts relating to the trustees of common law trusts, such as donative or probate type trusts… These provisions are not intended to restrict any shareholder rights under the federal securities laws and the Declaration specifically provides that no provision of the Declaration shall be effective to require a waiver of compliance with any provision of, or restrict any shareholder rights expressly granted by, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or the 1940 Act, or of any valid rule, regulation, or order of the Commission thereunder.

Comment 21 – Statement of Additional Information

The Staff notes the follow disclosure under “Suspension of Creations” set forth in the “Statement of Additional Information”:

Circumstances in which the Fund may suspend creations include, but are not limited to…

Please consider whether the disclosure should state “reject and suspend.”

Response to Comment 21

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Morrison C. Warren
Morrison C. Warren

Exhibit A

Fees and Expenses of the Fund

The following table describes the fees and expenses you may pay if you buy, hold and sell shares of the Fund. Investors may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Shareholder Fees
(fees paid directly from your investment)

Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.65%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.65%

(1)	“Other Expenses” is an estimate based on the expenses the Fund expects to incur for the current fiscal year.

Example

The example below is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or sell all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$66	$208